Wienerberger



We've left the first quarter behind us.*

** But there is still a lot of work ahead.*

Report on the First Quarter of 2009

Earnings Data		1-3/2008	1-3/2009	Chg. in %	Year-end 2008
Revenues	*in € mill.*	574.0	360.3	-37	2,431.4
Operating EBITDA [1]	*in € mill.*	92.3	16.2	-82	440.1
Operating EBIT [1]	*in € mill.*	42.6	-29.0	<-100	239.8
Profit before tax	*in € mill.*	35.7	-73.1	<-100	123.1
Profit after tax [2]	*in € mill.*	30.2	-61.0	<-100	103.3
Earnings per share	*in €*	0.26	-0.82	<-100	0.81
Adjusted earnings per share [3]	*in €*	0.26	-0.39	<-100	1.69
Free cash flow [4]	*in € mill.*	-33.7	-93.3	<-100	195.4
Maintenance capex	*in € mill.*	24.3	11.9	-51	98.4
Growth investments	*in € mill.*	122.5	37.7	-69	407.2

Balance Sheet Data		31.12.2008	31.3.2009	Chg. in %
Equity [5]	*in € mill.*	2,497.2	2,364.0	-5
Net debt	*in € mill.*	890.2	1,067.9	+20
Capital employed	*in € mill.*	3,252.2	3,302.7	+2
Balance sheet total	*in € mill.*	4,383.9	4,319.4	-1
Gearing	*in %*	35.6	45.2	-
Employees [6]		15,162	13,140	-13

Stock Exchange Data		1-12/2008	1-3/2009	Chg. in %
Share price high	*in €*	39.02	12.88	-67
Share price low	*in €*	8.24	4.70	-43
Share price at end of period	*in €*	11.90	5.93	-50
Shares outstanding (weighted) [7]	*in 1,000*	82,895	82,834	0
Market capitalization at end of period	*in € mill.*	999.0	497.8	-50

Segments 1-3/2009 *in € mill. and %*	Central-East Europe		Central-West Europe [8]		North-West Europe [8]		North America		Investments and Other [9]	
Revenues	93.2	*(-54%)*	66.4	*(-29%)*	172.4	*(-26%)*	35.2	*(-33%)*	-6.9	*(-26%)*
Operating EBITDA [1]	9.4	*(-85%)*	-5.5	*(<-100%)*	25.1	*(-36%)*	-5.8	*(<-100%)*	-7.0	*(0%)*
Operating EBIT [1]	-5.8	*(<-100%)*	-14.1	*(-28%)*	9.0	*(-59%)*	-11.7	*(<-100%)*	-6.4	*(-19%)*
Total investments	16.1	*(-57%)*	5.3	*(-57%)*	19.0	*(-76%)*	5.0	*(-54%)*	4.2	*(-39%)*
Capital employed	847.9	*(+6%)*	481.6	*(-7%)*	1,321.6	*(-3%)*	611.9	*(+22%)*	39.7	*(<-100%)*
Employees [6]	5,392	*(-6%)*	2,178	*(-10%)*	4,176	*(-15%)*	1,155	*(-51%)*	239	*(+17%)*

1) Adjusted for non-recurring income and expenses
2) Before minority interest and accrued hybrid coupon
3) Adjusted for non-recurring income and expenses; after hybrid coupon
4) Cash flow from operating activities minus cash flow from investing activities plus growth investments
5) Equity including minority interest and hybrid capital
6) Average number of employees for the period
7) Adjusted for treasury stock
8) Crossborder trading activities of the Netherlands and Germany were transferred to the Central-West Europe segment as of January 1, 2009 (previously: North-West Europe); the comparable figures from prior year period were adjusted accordingly
9) Including Group eliminations and holding costs; negative revenues are due to the offset of inter-company sales in this segment

Note: In the table of segment data, changes in % to the comparable prior year period are shown in brackets

Chief Executive's Review

Dear Shareholders,

As expected, Wienerberger experienced in the first three months of 2009 a significant decline in revenues and earnings compared with the record first quarter of the previous year. Revenues fell by 37% to € 360.3 million and operating EBITDA by 82% to € 16.2 million, while operating EBIT was negative at € -29.0 million. In addition to the continued deterioration of macroeconomic conditions on all markets, the weather had a decisive influence on the development of business. Whereas in the past two years the winters were very mild, this season had heavy snows that covered large parts of Europe and restricted construction activity. In order to meet our goal of reducing inventories we extended the winter standstills at our plants, but the resulting costs had an additional negative effect on earnings. The first quarter of the year provides only a limited basis for an analysis of the building materials industry because of seasonal and weather-related factors, and in addition current forecasts are connected with substantial uncertainty – therefore, the evaluation of business development at Wienerberger over the coming months is only possible to a limited extent.



Wolfgang Reithofer, Chief Executive Officer of Wienerberger AG

Increase in liquidity and adjustment of cost structures have top priority

The relevant markets for Wienerberger will definitely contract during 2009, but the extent of weakness is difficult to estimate. Our top priority in this phase is to strengthen liquidity and adjust our capacity and cost structures to match sales levels. During the past year we closed 27 plants and implemented extensive cost reduction measures, which should result in annual savings of roughly € 90 million beginning in 2009. This program will also be continued during the current year and, among others, calls for the shutdown or mothballing of a further 20 plants – the first nine were already closed down during the reporting period – as well as additional cost savings in administration and sales. These measures led to cash expenses of € 11.4 million and special write-downs of € 31.2 million for the first three months. Investments were limited to roughly € 180 million, with approx. € 80 million directed to maintenance capex and approx. € 100 million to the completion of projects started in 2008. The reduction of inventories should release at least € 100 million in 2009. We also recorded the first positive results from our active working capital management program: in a period that is normally characterized by an increase in inventories, we were able to achieve a reduction in this area despite lower sales volumes. Due to the seasonality of our business, net debt rose to € 1.07 billion as of March 31, 2009. Our goal is to reduce this figure to € 790 million by the end of 2009. An extension of the term structure of existing loans to 2013 reduced our refinancing requirements for the period up to 2011 from € 429 to 224 million. At the end of March Wienerberger had liquid funds of approximately € 150 million as well as undrawn, committed credit lines totaling roughly € 290 million.

Smooth transition in top management guaranteed

In conclusion, I would like to address the coming change in the management of the Wienerberger Group. My personal planning called for retirement from active professional life after my 60th birthday because of my limited mobility. The timing now appears to be right because we have created a basis in recent months that will enable Wienerberger to master the challenges of these difficult times. We have approved and/or already implemented the necessary measures, and also taken important steps to safeguard the financial strength of Wienerberger. The chain of succession reflects my recommendation and was well planned in advance, and will therefore ensure a smooth transition. The Managing Board under the direction of Heimo Scheuch now has the opportunity to further develop the company from this solid foundation and therefore enable Wienerberger to resume its previous growth course after the end of the economic crisis. I would like to thank you, our shareholders, for your confidence and wish Heimo Scheuch and his team all the best for a successful future.

Yours Wolfgang Reithofer

Financial Review

Revenues and EBITDA
as a % of 100



100
90
80
70
60
50
40
30
20
10
0
Q1 20%
Q2 29%
Q3 27%
Q4 24%
Q1 24%
Q2 28%
Q3 27%
Q4 21%
2007
2008
Revenue
EBITDA

Operating EBITDA Q1
in € mill.



83.9
92.3
16.2
90
80
60
40
20
0
2007
2008
2009

Earnings

After very mild winters in the two preceding seasons, construction activity in the USA and Europe was severely restricted this year by a long harsh winter. Wienerberger recorded significantly lower demand on all markets – also for this reason – whereby the decline in Eastern Europe was the most pronounced because of the strong first quarter of 2008 with its historical record results. However, it should be noted that the first quarter has little analytical value for the full year in the building materials industry for seasonal reasons.

Group revenues fell by 37% year-on-year to € 360.3 million (2008: € 574.0 mill.), with negative foreign exchange effects, above all from East European currencies, triggering a reduction of € 12.5 million. In Central-East Europe, the strongest revenue declines were reported by Hungary, Romania and Russia but volumes were also low in Poland, the Czech Republic and Slovakia. Western Europe as well reported top-line declines on all markets, but to a lesser extent. New residential construction in the USA remained weak and led to a 33% drop in revenues from the comparable prior year level.

Operating EBITDA before restructuring costs fell by 82% to € 16.2 million (2008: € 92.3 mill.) in the first three months due to weak demand and the costs of extended production standstills, while operating EBIT reflected a loss of € 29.0 million (2008: € 42.6 mill.). The shutdown of nine plants and further cost savings in sales and administration during the first quarter led to restructuring costs of € 42.6 million, which included € 11.4 million of cash expenses and € 31.2 million of special write-downs. Wienerberger was able to benefit from the downward trend in interest rates (more than half the Group's loans carry variable interest rates) resulting in a decrease in finance costs for the first quarter. The other financial results of € 10.8 million are comprised primarily of foreign exchange effects from the redemption of loans. The Wienerberger Group recorded a loss of € 61.0 million for the first quarter of 2009 (2008: profit of € 30.2 mill.), based on a tax rate of 16.5% (2008: 15.4%). After adjusting for restructuring costs and the hybrid coupon, earnings per share equaled € -0.39 versus € 0.26 in the first quarter of 2008.

Cash Flow

Cash flow from operating activities was influenced by weaker results and the seasonal increase in working capital and was negative at € 85.3 million. However in spite of very weak market activity, Wienerberger was able to reduce inventories since the end of 2008 in a period that is normally characterized by growth in this area. Cash outflows of € 49.6 million for investments and acquisitions include € 37.7 million for the completion of projects started in the previous year as well as € 11.9 million of maintenance capex (maintenance, replacement and rationalization investments). The payment of the hybrid coupon in February led to a cash outflow of € 32.5 million.

Asset and Financial Position

Group equity declined from € 2,497.2 million at the beginning of the year to € 2,364.0 million due to the payment of the hybrid coupon and negative foreign exchange differences. Net debt rose from € 890.2 to 1,067.9 million as the result of seasonal factors.

Segments

Central-East Europe

Severe winter brings massive drop in revenues and earnings in Central-East Europe after record prior year

Significantly lower sales volumes were responsible for a decline of 54% in revenues to € 93.2 million (2008: € 204.4 mill.) and 85% in EBITDA to € 9.4 million (2008: € 60.7 mill.). Among the Wienerberger regions, Central-East Europe was the most heavily affected by the severe winter and therefore recorded the highest year-on-year decline in comparison with the record first quarter of 2008. Negative foreign exchange effects – above all from Poland, the Czech Republic, Romania and Hungary – decreased segment revenues by € 11.7 million and EBITDA by € 1.9 million. The strong influence of the weather on demand during the first months of the year makes it difficult to evaluate the markets in this region. In any event we are expecting volume declines in all countries, whereby the more stable macroeconomic environment in Poland, the Czech Republic and Slovakia should allow these countries to record better development than Hungary, Romania and Russia.

Central-West Europe

Negative EBITDA due to extended winter standstills in Central-West Europe

Revenues in Central-West Europe fell by 29% to € 66.4 million (2008: € 92.9 mill.), while a loss of € 5.5 million (2008: € -1.4 mill.) was recorded at the EBITDA level. The bad weather triggered volume declines of more than 30% in all countries. Although prices remained stable, earnings were negative above all due to the costs resulting from extended plant standstills. For the full year we expect a further weakening of demand in all markets and increasing pressure on prices in Italy.

North-West Europe

Sales volumes decline across all product groups in North-West Europe

North-West Europe reported a drop of 26% in revenues to € 172.4 million (2008: € 233.3 mill.) and 36% in EBITDA to € 25.1 million (2008: € 39.3 mill.) for the first quarter. In this segment, earnings were also negatively affected by the cost of production standstills. Construction activity in Continental Europe was limited by the severe weather, which led to a decline of nearly 20% in sales volumes for all product groups. In Great Britain, sales volumes of facing bricks and clay roof tiles were roughly 40% below the still sound (before the market collapse in April) first quarter of 2008. For the full year we expect the British market to remain at a low level. Although further weakness is forecasted for new residential construction in France, the volume decrease should be limited by an increase in market shares of clay blocks. In Belgium, the VAT reduction for building materials could provide positive impulses. Current information indicates that the Netherlands should continue the negative trend that began last autumn.

North America

New residential construction in USA remains weak

Housing starts in the USA continued to contract sharply, falling by roughly 50% year-on-year during the first three months of 2009. As a consequence of this development, revenues dropped 33% to € 35.2 million (2008: € 52.7 mill.) and EBITDA declined to € -5.8 million (2008: € 0.7 mill.) due to plant standstills and the related costs of idle capacity. We expect weaker demand from the US market, in any case during the first six months. However, stabilization may be possible after this summer due to the positive base effects resulting from the low level of residential construction during the second half of 2008.

Investments and Other

Pipelife is consolidated at equity in this segment

The Investments and Other segment is comprised primarily of the holding company and related costs, the brick activities in India as well as the non-core businesses of the Wienerberger Group, in particular the 50/50 Pipelife joint venture (consolidated at equity and therefore not included under operating results).

Interim Financial Statements (IFRS) Wienerberger Group

Income Statement

in TEUR	1-3/2009	1-3/2008
Revenues	360,285	573,984
Cost of good sold	-269,198	-374,926
Gross profit	**91,087**	**199,058**
Selling expenses	-90,950	-110,364
Administrative expenses	-32,533	-40,593
Other operating expenses	-9,916	-10,786
Other operating income	13,316	5,285
Profit/Loss before restructuring costs and impairment charges to property, plant and equipment and goodwill	**-28,996**	**42,600**
Restructuring costs and impairment charges to property, plant and equipment	-42,589	0
Impairment charges to goodwill	0	0
Profit/Loss after restructuring costs and impairment charges to property, plant and equipment and goodwill	**-71,585**	**42,600**
Income from investments in associates	-3,414	2,821
Interest and similar income	5,371	12,728
Interest and similar expenses	-14,211	-22,272
Other financial results	10,756	-225
Financial results	**-1,498**	**-6,948**
Profit/Loss before tax	**-73,083**	**35,652**
Income taxes	12,059	-5,473
Profit/Loss after tax	**-61,024**	**30,179**
Thereof attributable to non-controlling interests	-1,255	329
Thereof share planned for hybrid capital holders	8,014	8,081
Thereof attributable to equity holders	**-67,783**	**21,769**
Adjusted earnings per share (in EUR)	**-0.39**	**0.26**
Earnings per share (in EUR)	**-0.82**	**0.26**
Diluted earnings per share (in EUR)	**-0.82**	**0.26**

Statement of Comprehensive Income

	1-3/2009			1-3/2008		
in TEUR	Group	Non-controlling interests	Total	Group	Non-controlling interests	Total
Profit/Loss after tax	**-59,769**	**-1,255**	**-61,024**	**29,850**	**329**	**30,179**
Foreign exchange adjustment	-32,399	-1,300	-33,699	-57,611	-375	-57,986
Foreign exchange adjustment to investments in associates	-785	0	-785	0	0	0
Hedging reserves	-5,145	0	-5,145	38,207	0	38,207
Other [1]	-135	0	-135	-88	0	-88
Other comprehensive income	**-38,464**	**-1,300**	**-39,764**	**-19,492**	**-375**	**-19,867**
Total comprehensive income	**-98,233**	**-2,555**	**-100,788**	**10,358**	**-46**	**10,312**
Thereof share planned for hybrid capital holders	8,014			8,081		
Thereof comprehensive income attributable to equity holders	**-106,247**			**2,277**		

1) Changes in the fair value of available-for-sale financial instruments, which were recognized to the statement of comprehensive income, are included under Other.

Balance Sheet

in TEUR	31.3.2009	31.12.2008
Assets		
Intangible assets	775,505	769,451
Property, plant and equipment	2,022,452	2,075,878
Investment property	29,200	30,543
Investments in associates	109,830	115,679
Other financial assets	19,456	19,464
Deferred tax assets	34,207	35,071
Non-current assets	**2,990,650**	**3,046,086**
Inventories	703,390	719,995
Trade receivables	242,331	187,750
Other current receivables	141,279	133,822
Securities and other financial assets	84,604	89,445
Cash and cash at bank	157,143	206,835
Current assets	**1,328,747**	**1,337,847**
Total Assets	**4,319,397**	**4,383,933**
Equity and Liabilities		
Issued capital	83,948	83,948
Share premium	829,408	829,408
Hybrid capital	492,896	492,896
Retained earnings	1,271,488	1,368,920
Treasury stock	-40,697	-40,697
Translation reserve	-293,883	-260,699
Non-controlling interests	20,860	23,415
Equity	**2,364,020**	**2,497,191**
Employee-related provisions	70,222	68,049
Provisions for deferred taxes	120,465	126,457
Other non-current provisions	66,461	66,532
Long-term financial liabilities	1,011,421	1,011,600
Other non-current liabilities	53,401	52,158
Non-current provisions and liabilities	**1,321,970**	**1,324,796**
Other current provisions	53,914	55,503
Short-term financial liabilities	298,252	174,858
Trade payables	147,037	177,319
Other current liabilities	134,204	154,266
Current provisions and liabilities	**633,407**	**561,946**
Total Equity and Liabilities	**4,319,397**	**4,383,933**

Changes in Equity Statement

		2009			2008	
in TEUR	Group	Non-controlling interests	Total	Group	Non-controlling interests	Total
Balance on 1.1.	**2,473,776**	**23,415**	**2,497,191**	**2,646,716**	**25,993**	**2,672,709**
Total comprehensive income	-98,233	-2,555	-100,788	10,358	-46	10,312
Dividend payments/hybrid coupon	-32,500	0	-32,500	-32,500	0	-32,500
Capital increase/decrease	0	0	0	0	2.000	2.000
Increase/decrease in non-controlling interests	0	0	0	0	5.337	5.337
Increase/decrease in treasury stock	0	0	0	-9,318	0	-9,318
Expenses from stock option plans	117	0	117	498	0	498
Balance on 31.3.	**2,343,160**	**20,860**	**2,364,020**	**2,615,754**	**33,284**	**2,649,038**

Cash Flow Statement

in TEUR	1-3/2009	1-3/2008
Profit/Loss before tax	-73,083	35,652
Depreciation and amortization	45,155	49,719
Impairment of property, plant and equipment related to restructuring	31,156	0
Write-ups of fixed and financial assets	-47	0
Increase/decrease in long-term provisions	-3,515	-3,568
Income from associates	3,414	-2,821
Income/loss from the disposal of fixed and financial assets	-2,375	-816
Interest result	8,840	9,544
Interest paid	-6,387	-22,272
Interest received	4,282	12,728
Income taxes paid	-251	-9,225
Gross cash flow	**7,189**	**68,941**
Increase/decrease in inventories	16,527	-15,802
Increase/decrease in trade receivables	-54,062	-72,787
Increase/decrease in trade payables	-31,611	-336
Increase/decrease in other net current assets	-13,872	5,747
Changes in non-cash items resulting from foreign exchange translation	-9,464	-5,338
Cash flow from operating activities	**-85,293**	**-19,575**
Proceeds from the sale of assets (including financial assets)	2,612	13,342
Purchase of property, plant and equipment and intangible assets	-53,521	-75,115
Payments made for investments in financial assets	-11	-380
Increase/decrease in securities and other financial assets	1,292	-2,848
Net payments made for the acquisition of companies	3,909	-71,685
Net proceeds from the sale of companies	0	0
Cash flow from investing activities	**-45,719**	**-136,686**
Increase/decrease in long-term financial liabilities	-1,910	119,639
Increase/decrease in short-term financial liabilities	116,659	-11,475
Dividends paid by Wienerberger AG	0	0
Hybrid coupon paid	-32,500	-32,500
Dividends paid to and other changes in non-controlling interests	0	2,029
Dividend payments from associates	0	0
Capital increase Wienerberger AG (hybrid capital)	0	0
Cash inflows from exercise of stock options	0	498
Purchase of treasury stock	0	-9,318
Cash flow from financing activities	**82,249**	**68,873**
Change in cash and cash at bank	**-48,763**	**-87,388**
Effects of exchange rate fluctuations on cash held	-929	68
Cash and cash at bank at the beginning of the period	206,835	293,373
Cash and cash at bank at the end of the period	**157,143**	**206,053**

Segments

1-3/2009 *in TEUR*	Central-East Europe	Central-West Europe[2]	North-West Europe[2]	North America	Investments and Other[3]	Group Eliminations	Wienerberger Group
Third party revenues	92,230	62,931	169,626	35,243	133		**360,163**
Inter-company revenues	971	3,466	2,745	0	2,427	-9,487	**122**
Total revenues	93,201	66,397	172,371	35,243	2,560	-9,487	**360,285**
Operating EBITDA[1]	9,384	-5,547	25,120	-5,816	-6,982		**16,159**
Operating EBIT[1]	-5,769	-14,102	8,990	-11,666	-6,449		**-28,996**
Restructuring costs	12,427	9,343	14,319	6,500	0		**42,589**
Total investments	16,112	5,253	19,012	5,033	4,202		**49,612**
Capital employed	847,933	481,626	1,321,632	611,886	39,583		**3,302,660**
Employees	5,392	2,178	4,176	1,155	239		**13,140**
1-3/2008							
Third party revenues	203,647	86,654	230,582	52,742	191		**573,816**
Inter-company revenues	764	6,197	2,757	0	3,198	-12,748	**168**
Total revenues	204,411	92,851	233,339	52,742	3,389	-12,748	**573,984**
Operating EBITDA[1]	60,659	-1,354	39,260	663	-6,909		**92,319**
Operating EBIT[1]	43,884	-10,967	21,867	-4,329	-7,855		**42,600**
Restructuring costs	0	0	0	0	0		**0**
Total investments	37,639	12,191	79,339	10,787	6,844		**146,800**
Capital employed	801,166	521,475	1,361,218	500,597	13,434		**3,197,890**
Employees	5,756	2,420	4,908	2,357	204		**15,645**

1) Before restructuring costs, impairment charges to property, plant and equipment and goodwill
2) The crossborder trading activities of the Netherlands and Germany were transferred to the Central-West Europe segment as of January 1, 2009 (previously: North-West Europe); the comparable figures from prior periods were adjusted accordingly
3) The Investments and Other segment includes holding company costs and brick activities in India

Notes to the Interim Financial Statements

Basis of Preparation

The interim report as of March 31, 2009 was prepared in accordance with the principles set forth in International Financial Reporting Standards, Guidelines for Interim Reporting (IAS 34). The accounting and valuation methods in effect on December 31, 2008 remain unchanged. For additional information on the accounting and valuation principles, see the financial statements as of December 31, 2008, which form the basis for these interim financial statements. Wienerberger manages its business on a regional basis, which gives local operating management responsibility for all products within a country. Segment reporting reflects the regional focus of the Wienerberger Group.

Consolidation Range

The consolidated financial statements include all major Austrian and foreign companies in which Wienerberger AG has management control or directly or indirectly owns the majority of shares. Joint venture companies of the Schlagmann and Bramac Groups are consolidated on a proportionate basis at 50%. As of January 1, 2009 one brick merchant in Great Britain was fully consolidated.

The first quarter of the prior year from January 1, 2008 to March 31, 2008 did not include the following companies: the Lithuanian UAB Wienerberger Statybine Keramika (consolidated as of June 1, 2008), the Croatian IGM Ciglana d.o.o. Petrinja (consolidated as of December 31, 2008) and an investment in the Polish EUCOSO sp. Z.o.o. (consolidated at equity as of December 31, 2008). Changes in the consolidation range increased revenues by TEUR 1,784 and decreased EBITDA by TEUR 148 for the period from January 1, 2008 to March 31, 2008.

Seasonality

The sales volumes recorded by Wienerberger during the first and last months are lower than at mid-year due to the negative impact of the weather on construction activity. These seasonal fluctuations are demonstrated by data from the first or fourth quarters of the year, which generally lie below results for the second and third quarters.

Wienerberger Hybrid Capital

On February 9, 2009 Wienerberger AG paid a TEUR 32,500 coupon for the hybrid capital issued in 2007. The hybrid capital is reported as a component of equity, while the coupon payment is shown as part of the use of earnings on the changes in equity statement. The issue costs and discount were deducted from retained earnings. The proportional share of the accrued coupon interest for the first quarter of 2009 equaled TEUR 8,014; this amount was reflected in the calculation of earnings per share and led to a reduction of EUR 0.10 in this ratio.

Notes to the Income Statement

Group revenues fell 37% below the first quarter of 2008, and totaled TEUR 360,285 for the reporting period. EBITDA before restructuring costs equaled TEUR 16,159, which is 82% below the comparable prior year value of TEUR 92,319.

The restructuring costs recognized as expenses for the reporting period totaled TEUR 42,589, whereby TEUR 31,156 represent impairment charges to property, plant and equipment and TEUR 11,433 cash restructuring and optimization measures. The major part of these costs is related to redundancy plans and expenses for the permanent or temporary shutdown of plants. Operating profit after restructuring costs and impairment charges to property, plant and equipment totaled TEUR -71,585, compared with TEUR 42,600 in the first quarter of 2008.

The number of shares outstanding as of March 31, 2009 was 83,947,689. Treasury stock totaled 1,113,603 as of the balance sheet date, and was deducted in the calculation of earnings per share. The weighted average number of shares outstanding from January 1, 2009 to March 31, 2009 was 82,834,086.

Notes to the Cash Flow Statement

Cash flow of TEUR -85,293 from operating activities was substantially lower than the comparable figure for the first quarter of 2008 (TEUR -19,575) because of the long winter and weak market demand. Cash outflows of TEUR 49,612 for investments and acquisitions include TEUR 11,916 of maintenance, replacement and rationalization investments (maintenance capex) and TEUR 37,696 of acquisitions and the construction or expansion of plants (growth investments). Cash inflows of TEUR 3,909 were generated by reductions in the purchase price of acquisitions made during the prior year and initial consolidations recognized in 2009.

Notes to the Balance Sheet

Maintenance capex and growth investments for the first three months of 2009 increased non-current assets by TEUR 53,521. Net debt rose by TEUR 177,748 to TEUR 1,067,926, above all due to the negative cash flow from operating activities, the payment of the TEUR 32,500 hybrid coupon in February and investment activity. Negative non-recognized currency translation adjustments of TEUR -34,484 for the first quarter resulted chiefly from East European currencies. These effects were only offset in part by positive differences from the US dollar and British pound. The hedging reserve decreased by TEUR 5,145 during the reporting period; TEUR -134 of changes in the market value of available-for-sale securities were recognized directly in equity. Equity was reduced by the after-tax loss of TEUR 61,024 for the first quarter; the effect of total comprehensive income after tax on equity equaled TEUR -100,788.

Statement by the Managing Board

The Managing Board of Wienerberger AG hereby declares to the best of its knowledge and belief that this unaudited quarterly report provides a true and fair view of the asset, financial and earnings position of the group in agreement with International Financial Reporting Standards (IFRSs), as adopted by the EU.

The Managing Board of Wienerberger AG
Vienna, May 6, 2009

W. Reithofer H. Scheuch W. Van Riet J. Windisch

Financial Calendar

April 20, 2009	*Start of the quiet period*
May 6, 2009	First Quarter Results for 2009
May 14, 2009	140th Annual General Meeting in the Austria Center Vienna
July 20, 2009	*Start of the quiet period*
August 18, 2009	Results for the First Six Months of 2009: Press and Analysts Conference in Vienna
August 19, 2009	Results for the First Six Months of 2009: Analysts Conference in London
October 12, 2009	*Start of the quiet period*
November 6, 2009	Third Quarter Results for 2009
November 12/13, 2009	Capital Markets Day 2009

Information on the Company and the Wienerberger Share

Investor Relations Officer	Barbara Braunöck
Shareholders' Telephone	+43 (1) 601 92-463
E-Mail	communication@wienerberger.com
Internet	www.wienerberger.com
Vienna Stock Exchange	WIE
Thomson Reuters	WBSV.VI; WIE-VI
Bloomberg	WIE AV
Datastream	O: WNBA
ADR Level 1	WBRBY
ISIN	AT0000831706

Wienerberger Online Annual Report 2008
http://annualreport.wienerberger.com

The Report on the First Quarter of 2009 is available in German and English.

Wienerberger Markets in Europe


13 2 1 5 Poland
Estonia 2 1
2 1 Russia
Finland 2
1 1 Sweden
1 Norway
3 Denmark
17 10 7 1 Germany
10 1 3 6 Netherlands
11 4 Great Britain
6 6 2 Belgium
4 3 3 France
Switzerland 2 2
10 8 3 Czech Republic
Slovakia 3 2 1
Austria 6 1 4 5
Romania 3 2 2
Bulgaria 1 1 1
6 Italy
Macedonia 1
2 2 Slovenia
2 3 1 Croatia
Serbia 1 1
12 6 2 Hungary
Market positions
1 Clay blocks and/or facing bricks
1 Clay roof tiles
1 Joint ventures
Bramac concrete roof tiles (50%)
and Tondach Gleinstätten clay roof tiles (25%)
Number of plants
Clay blocks
Facing bricks
Roofing systems
Pavers
3 2 1 1
Markets with plant sites
Export markets

Plant Sites and Market Positions

Wienerberger is the only multinational producer of bricks and roof tiles, with a total of 240 plants in 26 countries and 5 export markets. We focus on our core areas of expertise and work steadily to strengthen our geographic portfolio. We don't want to be everywhere – our objective is to develop strong positions in the markets in which we are present.

Wienerberger Markets in North America


Quebec 1
1 2 Wyoming
1 Ontario
1 Montana
2 Michigan
1 3 Indiana
Ohio
New York
2 Illinois
Wisconsin
Pennsylvania
New Jersey
Delaware
Maryland 1
Virginia 2 3
Nebraska
West Virginia
North Carolina 1 1 4
South Carolina 3
1 Utah
1 Oklahoma
Georgia 2
Florida
1 Arkansas
1 1 4 Colorado
2 Mississippi
Kentucky 2 1 3
6 Tennessee
Alabama 1
Number of sites
Facing bricks
Concrete products
Distribution outlets
Market positions
1 Facing bricks
Status May 2009